UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 22, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Yatra Online, Inc.

File No. 333-213862 - CF#34328

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     Yatra Online, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-4 registration statement filed on September 29, 2016, as amended.

     Based on representations by Yatra Online, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through June 30, 2021
Exhibit 10.16	through September 30, 2017
Exhibit 10.22	through December 31, 2017

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary